

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 31, 2007

Ms. Dana M. Kelly
Vice President, Chief Financial Officer and Treasurer
American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89169

      RE: Form 10-K for the Fiscal Year ended September 30, 2006
         Forms 10-Q for the Fiscal Quarters ended December 31, 2006 and
         March 31, 2007
         File No. 1-8137

Dear Ms. Kelley:

      We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Scott Watkinson, Staff Accountant, at (202) 551-3741.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief